CHASE CARD FUNDING LLC

201 North Walnut Street

Wilmington, Delaware 19801

June 27, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Arthur Sandel

Re:	Chase Issuance Trust

Registration Statement Nos. 333-272941 and 333-272941-01

(the “Registration Statement”)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form SF-3 (File Nos. 333-272941 and 333-272941-01) filed by Chase Card Funding LLC on June 26, 2023.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Boong-Kyu Lee at 212-735-2416.

Thank you for your attention to this matter.

Sincerely,
CHASE CARD FUNDING LLC as depositor of Chase Issuance Trust

By:	/s/ Simon Braeutigam
Name:	Simon Braeutigam
Title:	Chief Executive Officer

cc:	Boong-Kyu Lee
Skadden, Arps, Slate, Meagher & Flom LLP